Exhibit 99.1

NEWS RELEASE	www.cameco.com	Saskatoon
Saskatchewan
All amounts in Canadian dollars		Canada
unless specified otherwise

Northern Saskatchewan Operations Update

June 3, 2025

Cameco (TSX: CCO; NYSE: CCJ) is continuing its operations at its northern Saskatchewan sites amidst wildfires that are impacting parts of the province.

Currently, there are no fires in the vicinity of Cameco’s operations at Cigar Lake, Key Lake, McArthur River and Rabbit Lake. There is no risk to our sites, and they remain safe for staff. Orano’s McClean Lake mill remains operational.

We are managing some temporary disruptions due to wildfires impacting power and communication services to our operations. Road closures have also impeded some deliveries to sites.

Most importantly, Cameco has many employees who are from northern communities threatened by wildfires or under evacuation orders. We are accommodating their requests to leave site to tend to family and provide aid to their home communities.

As our sites continue to operate, the safety of our staff is our top priority. We are taking measures to minimize the impact of the disruptions, including making operational adjustments as we manage the availability of employees. At this time, our annual production target remains unchanged.

Caution about forward-looking information

This news release includes statements and information about our expectations for the future, which we refer to as forward-looking information. Forward-looking information is based on our current views, which can change significantly, and actual results and events may be significantly different from what we currently expect. Examples of forward-looking information in this news release include: the proximity of wildfires to Cameco’s operations; risks of wildfires to our sites and the safety of our staff; temporary disruptions to power, communications systems and roads due to wildfires; accommodation of employee requests to leave site to tend to family and provide aid to their home communities; operational adjustments; and annual production targets. Material risks that could lead to different results include: spread of wildfires to the vicinity of our operations; increased disruptions to power, communication services and road access due to wildfires; increased employee requests to leave site due to wildfires; the risk that we may not be able to achieve planned production levels within the expected timeframes, or that the costs involved in doing so exceed our expectations; risks related to JV Inkai’s development or production, including the risk that JV Inkai is unable to transport and deliver its production; and the risks to our business associated with potential production disruptions, including those related to wildfires, global supply chain disruptions, global economic uncertainty, political volatility, labour relations issues, and operating risks. In presenting the forward-looking information, we have made material assumptions which may prove incorrect about:

the spread of wildfires; our production, purchases, sales, deliveries and costs; the market conditions and other factors upon which we have based our future plans and forecasts; Inkai production and, our allocation of planned production and timing of deliveries; the success of our plans and strategies, including planned production; the absence of new and adverse government regulations, policies or decisions; that there will not be any significant adverse consequences to our business resulting from production disruptions, including those relating to wildfires, supply disruptions, economic or political uncertainty and volatility, labour relation issues, aging infrastructure, and operating risks. Please also review the discussion in our 2024 annual MD&A and most recent annual information form for other material risks that could cause actual results to differ significantly from our current expectations, and other material assumptions we have made. Forward-looking information is designed to help you understand management’s current views of our near-term and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to power a secure energy future. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations, as well as significant investments across the nuclear fuel cycle, including ownership interests in Westinghouse Electric Company and Global Laser Enrichment. Utilities around the world rely on Cameco to provide global nuclear fuel solutions for the generation of safe, reliable, carbon-free nuclear power. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan, Canada.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

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Investor inquiries	Media inquiries

Cory Kos	Veronica Baker
306-716-6782	306-385-5541
cory_kos@cameco.com	veronica_baker@cameco.com